Exhibit 99.3
Asia Pacific Wire & Cable Corporation Limited
Room B, 7th Fl., No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE
June 29, 2009

Contacts:
Asia Pacific Wire & Cable	Ling Yun Wu Samuel See	(886) 2-2712-2558 (65) 6663-2132
Mandelbaum Partners	Michael Mandelbaum	(310) 785-0810
ASIA PACIFIC WIRE & CABLE REPORTS ITS 2008 FINANCIAL RESULTS
NEW YORK — June 29, 2009 — Asia Pacific Wire & Cable Corporation (OTCBB: AWRCF) (the “Company”) announced today that it completed and filed with the Securities and Exchange Commission the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
For 2008, the Company reported net sales of $500.8 million and a net loss of $13.6 million, or $0.99 per share. For 2007, the Company reported net sales of $510.8 million and a net income of $4.8 million, or $0.35 per share.
The Company’s 2008 results were materially adversely affected by the worldwide financial and economic crisis, especially in the last quarter of 2008. With the falling commodity prices, including that of copper, towards the end of 2008, the Company determined it necessary to record an allowance for inventory reserve of $25.1 million. Excluding the allowance for inventory reserve, the Company’s operations would have been profitable for the year 2008.
Copper prices have been on an uptrend in 2009, increasing approximately 64.6% as of the end of May 2009 from the price level at the end of 2008. This copper price uptrend provides higher selling prices of the Company’s products. The Company has gradually experienced growth in sales volume over the first five months of 2009.
The Company also continues to make progress in developing its project engineering, or SDI (supply, delivery and installation), business segment. The Company’s Singapore subsidiary, Sigma Cable Company Private Limited (“Sigma Cable”), has recently secured a major contract from SP PowerAsset Limited, a Singapore government enterprise, worth a total of $25.1 million. The contract is for the supply, delivery and installation of high-voltage power cables from 2009 through 2011. Sigma Cable is currently engaged in another SDI project for high-voltage power cables worth a total of $44.1 million which runs until 2010.

Due to the increased local demand and high level of government infrastructural projects relating to telecommunication fiber optic cables, Shandong Pacific Fiber Optics Company Limited, the Company’s subsidiary in Shandong, China, has for the first time attained full production capacity to meet increased sales demand.
Pacific Electric Wire & Cable (Shenzhen) Company Limited, the Company’s subsidiary in Shenzhen, China involved in the production of enameled wire, has begun to turn to local sales within China to increase its sales and production volumes in view of the growing importance of the local market. In the past, the subsidiary has only concentrated on export sales.
Further information regarding the Company’s financial results for 2008 may be obtained by reviewing the Annual Report on Form 20-F available on the SEC’s website located at www.sec.gov.
About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.
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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

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